Filed Pursuant to Rule 433
Registration No. 333-233403-02

Entergy Texas, Inc.

1,400,000 Shares
5.375% Series A Preferred Stock, Cumulative, No Par Value
(Liquidation Value $25 Per Share)

Final Terms and Conditions

September 3, 2019

Issuer:	Entergy Texas, Inc. (the “Issuer”)

Security Type:	Series A Preferred Stock, Cumulative, No Par Value (Liquidation Value $25 Per Share) (SEC Registered) (the “Preferred Stock”)

Expected Ratings(1):	Ba2 (stable outlook) by Moody’s Investors Service BBB- (stable outlook) by S&P Global Ratings

Trade Date:	September 3, 2019

Settlement Date (T+5)(2):	September 10, 2019

Size:	1,400,000 Shares

Liquidation Value:	$25.00

Dividend Rate:	5.375%

Dividend Payment Dates:	Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2020

Term:	Perpetual

Optional Redemption Terms:	The Issuer may, at its option, redeem the Preferred Stock:

Ratings Event Call:
• at any time prior to October 15, 2024, within 120 days after the conclusion of any review or appeal process instituted by the Issuer, if any, following the occurrence of a Ratings Event (as defined in the Issuer’s Preliminary Prospectus Supplement dated September 3, 2019), in whole, but not in part, at a redemption price in cash equal to $25.50 per share of Preferred Stock plus accumulated and unpaid dividends to and including the redemption date; or

Par Call:
•on or after October 15, 2024, at any time and from time to time, in whole or in part, at a redemption price in cash equal to $25.00 per share of Preferred Stock plus accumulated and unpaid dividends to and including the redemption date.

Price to Public:	$25.00 per share of Preferred Stock

Underwriting Discount:	$0.7875 per share of Preferred Stock

Net Proceeds Before Expenses:	$33,897,500

Listing:	NYSE

CUSIP / ISIN:	29365T 302 / US29365T3023

Sole Book-Running Manager:	Morgan Stanley & Co. LLC

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the Preferred Stock will be made on or about September 10, 2019, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Stock more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Preferred Stock initially will settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Preferred Stock who wish to trade the Preferred Stock prior to their date of delivery should consult their own advisors.
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The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.